KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP. KPMG LLP Vaughan Metropolitan Centre 100 New Park Place, Suite 1400 Vaughan ON L4K 0J3 Canada Tel 905-265-5900 Fax 905-265-6390 Consent of Independent Registered Public Accounting Firm The Board of Directors Sangoma Technologies Corporation We consent to the use of: • our report dated September 27, 2023 on the consolidated financial statements of Sangoma Technologies Corporation (the "Entity") which comprise the consolidated statement of financial position at June 30, 2023, the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the year ended June 30, 2023, and the related notes (collectively, the "consolidated financial statements"). We also consent to the incorporation by reference of such report in the registration statements (No. 333-270918) on Form F-3 and (No. 333-261071) on Form F-10 of the Entity. Chartered Professional Accountants, Licensed Public Accountants Vaughan, Canada September 27, 2023